Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated June 16, 2021, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Constellation Pharmaceuticals, Inc.

at

$34.00 Net Per Share

Pursuant to the Offer to Purchase dated June 16, 2021

by

MorphoSys Development Inc.

an indirect wholly owned subsidiary of

MorphoSys AG

MorphoSys Development Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per Share of $34.00 (the “Offer Price”), net to the holder in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) Shares held by stockholders immediately prior to the effective time of the Merger who are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither effectively withdrawn nor lost such rights to appraisal and payment prior to the effective time of the Merger) will be canceled and converted automatically into the right to receive the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes. As a result of the Merger, the Company will cease to be a publicly-traded company and will become an indirect wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger

Agreement, the Merger will become effective promptly following the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 14, 2021 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)	the Minimum Condition (as described below);
(ii)	the Antitrust Condition (as described below); and
(iii)	the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered and not validly withdrawn, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL)). The Antitrust Condition requires that the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), has expired or been terminated and any approvals or clearances required to be obtained under any other antitrust laws have been obtained. The Governmental Impediment Condition requires that there has not been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations that remains in effect, and that no law has been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that: (i) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser, in its discretion may (and without the Company’s or any other person’s consent) extend the Offer for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Global Select Market applicable to the Offer, and for periods of up to ten business days per extension until any waiting period or any extension thereof applicable to the consummation of the Offer under the HSR Act has expired or terminated; and (iii) in the event any Offer Condition is not satisfied and has not been waived as of the then-scheduled Expiration Date, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, upon the Company’s request, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and December 1, 2021 (or as late as March 1, 2022 in the event the End Date has been extended as provided in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without the Company’s prior written consent. Purchaser will not terminate or withdraw the Offer or permit the Offer to expire before the earlier of the Expiration Date or the Merger Agreement’s valid termination in compliance with its terms without the Company’s prior written consent.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or valid waiver of the conditions set forth in the Merger Agreement, Parent, Purchaser and the Company acknowledge and agree that the Merger will be consummated promptly following the consummation of the Offer. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company that has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written consent is required for Parent or Purchaser to: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Antitrust Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, or that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of applicable SEC rules and regulations.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with SEC rules and regulations.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depository of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depository, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from

Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository of (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 15, 2021, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depository at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depository, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depository as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depository, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and securities position listings for the purpose of disseminating information regarding the Offer to the holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of the Offer Price for Shares in the Offer or consideration for Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the board of directors of the Company and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 750-9498

Banks and Brokers may call collect: (212) 750-5833

June 16, 2021